UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                          American Vanguard Corporation
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, $0.10 Par Value per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    030371108
                                    ---------
                                 (CUSIP Number)

                                December 31, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Schedule 13G/A

CUSIP No. 030371108

1. Names of Reporting Persons: Jay R. Harris
     I.R.S. Identification Nos. of above persons (entities only): Not applicable

2. Check the Appropriate Box if a Member of a Group (See Instructions):

          (a) [ ]

          (b) [ ]

3.  SEC Use Only

4. Citizenship or Place of Organization: U.S.

Number of        5.  Sole Voting Power:        1,226,109
Shares
Beneficially     6.  Shared Voting Power:         86,200
Owned by
Each             7.  Sole Dispositive Power:   1,298,909
Reporting
Person With      8.  Shared Dispositive Power:   979,394

9.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,278,303

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 8.73%

12. Type of Reporting Person (See Instructions): IN


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


Item 1.

          (a) The name of the issuer is American Vanguard Corporation (the "Corporation").

          (b) The Corporation's executive office is located at 4695 MacArthur Court, Newport Beach, California 92660.

Item 2.

          (a) The person filing this statement is Jay R. Harris.

          (b) Mr. Harris' residence is 130 East End Avenue, New York, NY 10028.

          (c) Mr. Harris is a United States citizen.

          (d) The security (the "Security") is common stock, $0.10 par value per share.

          (e) The CUSIP Number of the Security is 030371108.

Item 3.

          Not applicable.

Item 4.    Ownership.

          (a) Mr. Harris is the beneficial owner of 2,278,303 shares of the Security.

                  Such 2,278,303 shares of the Security include:

          (i) 893,194 shares of the Security of which Mr. Harris is the beneficial owner through his position as President of Goldsmith & Harris Incorporated ("G&H"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940, by virtue of G&H's investment discretion over the accounts of its clients that hold 893,194 shares of the Security;

          (ii) 86,200 shares of the Security of which Mr. Harris is the beneficial owner through his position as Managing Director of Goldsmith & Harris Asset Management LLC ("GHAM"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, through which he exercises investment discretion and voting control over the 86,200 shares of the Security held by Goldsmith & Harris Capital Appreciation LLC.


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


          (iii) 1,226,109 shares of the Security of which Mr. Harris is the beneficial owner through his personal accounts over which neither G&H nor GHAM has investment discretion or voting control; and

          (iv) 72,800 shares of the Security of which Mr. Harris is the beneficial owner through family-related accounts over which neither G&H nor GHAM has investment discretion or voting control.

          (b) The amount of shares of the Security beneficially owned by Mr. Harris is 8.73% of the total outstanding shares of the Security.

          (c)  (i)   Mr. Harris has the sole power to vote or to direct the vote of 1,226,109 shares of the Security.

               (ii) Mr. Harris has the shared power to vote or direct the vote of 86,200 shares of the Security.

               (iii) Mr. Harris has the sole power to dispose, or to direct the disposition, of 1,298,909 shares of the Security.

               (iv) Mr. Harris shares with G&H the power to dispose, or to direct the disposition, of 979,394 shares of the Security.

Item 5.  Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

            The clients of G&H and other certain persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these persons has an interest in 5% or more of the total outstanding shares of the Security.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.  Identification and Classification of Members of the Group.

            Not applicable.

Item 9.  Notice of Dissolution of Group.

            Not applicable.


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


Item 10.  Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2007

                                                     /s/Jay R. Harris
                                                     ----------------
                                                     Jay R. Harris


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